February 18, 2010
Mr. Larry Greene
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Calamos Global Total Return Fund
333-146944
811-21547
Dear Mr. Greene:
     This letter responds to the comments you verbally conveyed to me on October 8, 2009, regarding post-effective amendment no. 2 to the registration statement on Form N-2 of Calamos Global Total Return Fund (the “Fund”). For convenience, each of your comments is repeated below, with responses immediately following.
     The revisions to the prospectus, prospectus supplements and statement of additional information responding to these comments were included in a new Post-Effective Amendment no. 3, which also updates the Fund’s financial statements.
General
1.	Comment: Please provide written responses to the staff’s comments, filed as a separate piece of EDGAR correspondence. In addition, please file Tandy representations as EDGAR correspondence.

Response: The Fund hereby files these responses to the staff’s comments as separate EDGAR correspondence. The Fund also hereby files Tandy representations with the Commission in this correspondence, as Exhibit A hereto.

2.	Comment: We note that the Fund has the term “Global” in its name. Please supplementally verify that the Fund is in compliance with Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”).

Response: The Investment Company Names Release No. IC-24828 suggests that a fund that uses the term “Global” in its name should invest its assets in “investments that are tied economically to a number of countries throughout the world,” with the

Mr. Larry Greene
February 18, 2010

staff generally interpreting this to require a “global” fund to invest at least 40% of its assets in non-U.S. securities. During the comment process for the Fund’s initial registration statement in 2005, we received a comment from the staff regarding the term “Global” and were able to agree on the language that is currently included in the prospectus. We believe that the Fund’s policy continues to be in compliance with Rule 35d-1. In addition, as of August 31, 2009, the Fund had over 60% of its managed assets invested in non-U.S. securities, with eight foreign countries each comprising more than 2% of the Fund’s portfolio. The Fund’s policy regarding non-U.S. investments, contained on page 22 of the prospectus, is as follows:
Under normal circumstances, the Fund will invest at least 30% of its managed assets in securities of foreign issuers; however, the Fund anticipates that ordinarily Calamos’ investment process will result in the Fund investing at least 40% of its managed assets in securities of foreign issuers.
Prospectus
3.	Comment: On page ii of the prospectus, the Fund provides a cautionary notice regarding forward looking statements. Please consider consolidating the last sentence of the first paragraph of this discussion with the last paragraph, which appear to involve related concepts.

Response: We have moved the last paragraph on page ii of the prospectus to the end of the first paragraph.

4.	Comment: Please confirm supplementally the staff’s understanding that the phrase “managed assets” that is used on page 1 of the prospectus includes assets attributable to borrowings.

Response: We confirm supplementally the staff’s understanding that the phrase “managed assets” that is used on page 1 of the prospectus includes assets attributable to borrowings.

5.	Comment: On page 1 of the prospectus, the Fund states that it may offer its securities “on an immediate, continuous, or delayed basis.” Please provide a supplemental explanation that briefly describes each offering method, and which explains why these methods are not mutually exclusive.

Response: The phrase “immediate, continuous, or delayed basis” is taken from Rule 415(a)(1)(x), and it refers to three distinct methods of selling securities. An “immediate” offering is the offering of a security immediately upon effectiveness of the registration statement. A “continuous” offering is one in which the issuer sells securities over an extended period of time. A “delayed” offering is one in which the issuer registers securities, but does not sell those securities until it subsequently does

Mr. Larry Greene
February 18, 2010

a “take down” of the securities being offered. An offering may involve one or more of these elements, for example, a delayed, continuous offering would be a continuous offering that occurred after the securities had been taken down from the shelf.

Upon effectiveness of the Fund’s post-effective amendment no. 2, or the effectiveness of a subsequent post-effective amendment, the Fund intends to resume its continuous at-the-market offering of its common stock, for such periods during which sales are permitted by Section 23(b) of the Investment Company Act of 1940, in accordance with the principles articulated in Nuveen Virginia Premium Income Municipal Fund (pub. avail. Oct. 6, 2006). This offering is detailed in the form of prospectus supplement that was filed as a part of post-effective amendment no. 2. In addition, the Fund has registered securities for a delayed offering in which it may “take down” securities to sell at a date subsequent to the effectiveness of post-effective amendment no. 2, or a subsequent post-effective amendment, also in accordance with the principles articulated in Nuveen Virginia Premium Income Municipal Fund (pub. avail. Oct. 6, 2006). Also, the Fund reserves the right to do an immediate take-down from the securities registered for the shelf, which depending on the circumstances, could be deemed to be an immediate offering.

As can be seen from this discussion, these methods are complementary are not mutually exclusive.

6.	Comment: On page 1 of the prospectus, the Fund notes that it “paid a one time arrangement fee of .25% of the total borrowing limit” of its committed facility agreement with BNP Paribas. Please explain supplementally whether this fee is recurring, or is truly a one-time fee.

Response: We supplementally confirm that the arrangement fee paid by the Fund in connection with its committed facility agreement with BNP Paribas was a one-time fee and is not recurring.

7.	Comment: On page 1-2 of the prospectus, and again on pages 56-57 of the prospectus, the Fund indicates that it has engaged in a Committed Facility Agreement with BNP Paribas Prime Brokerage, Inc. (“BNP”). The Fund states that pursuant to this agreement, “BNP has the ability to reregister the collateral in its own name or in another name other than the Fund to pledge, re-pledge, sell, lend or otherwise transfer or use the collateral (“Hypothecated Securities”) with all attendant rights of ownership.” Please provide the staff with a supplemental explanation as to why it believes this arrangement is permissible under Section 17(f) of the 1940 Act.

Response: The Fund believes that his arrangement meets the elements that the staff’s previous guidance regarding permissible securities lending arrangements. The arrangement with BNP involves a borrowing, which will be treated by the Fund as a senior security under the provisions of Section 18 of the 1940 Act, along with a side

Mr. Larry Greene
February 18, 2010

agreement that creates a securities lending arrangement between the Fund and BNP. The Fund has structured this securities lending arrangement to comply with various interpretive letter that the SEC staff has issued over the years with respect to securities lending arrangements. In particular, the Fund believes that this securities lending arrangement is similar to that discussed in Morgan Guaranty Trust Co. of New York (pub. avail. Apr. 17, 1996). The Fund believes that the arrangement is permissible under the reasoning of that letter, and other letters that the SEC’s staff has issued that permit securities lending arrangements.

After extensive discussions with the Division of Investment Management’s Office of Chief Counsel, the Fund has agreed to provide the following disclosure of its arrangement with BNP in its registration statement. This disclosure will replace similar disclosure regarding the arrangements with BNP that is currently contained in the Fund’s prospectus.
The Fund, with the approval of its Board of Trustees, including its independent Trustees, has entered into a financing package that includes a Committed Facility Agreement (the “Agreement”) with BNP Paribas Prime Brokerage, Inc. (as successor to Bank of America N.A.) (“BNP”) that allows the Fund to borrow up to an initial limit of $59,000,000, and a Lending Agreement, as defined below. The Agreement with BNP replaced the existing extendible senior secured notes, and an initial draw-down of $59,000,000 under the Agreement was utilized to pay off outstanding indebtedness under the extendible senior secured notes in their entirety. Borrowings under the Agreement are secured by assets of the Fund that are held with the Fund’s custodian in a separate account (the “pledged collateral”). Interest is charged at the quarterly LIBOR (London Inter-bank Offered Rate) plus 0.95% on the amount borrowed and 0.85% on the undrawn balance. For the year ended October 31, 2009, the average borrowings under the Agreement and the average interest rate were $30,263,014 and 1.98%, respectively. As of October 31, 2009, the amount of such outstanding borrowings is $30,000,000. The interest rate applicable to the borrowings on October 31, 2009 was 1.23%.

The Lending Agreement is a separate side-agreement between the Fund and BNP pursuant to which BNP may borrow a portion of the pledged collateral (the “Lent Securities”) in an amount not to exceed the outstanding borrowings owed by the Fund to BNP under the Agreement. The Lending Agreement is intended to permit the Fund to significantly reduce the cost of its borrowings under the Agreement. BNP may re-register the Lent Securities in its own name or in another name other than the Fund, and may pledge, re-pledge, sell, lend or otherwise transfer or use the Lent Securities with all attendant rights of ownership. The Fund may designate any security within the pledged collateral as ineligible to be a Lent Security, provided there are eligible

Mr. Larry Greene
February 18, 2010

securities within the pledged collateral in an amount equal to the outstanding borrowing owed by the Fund. During the period in which the Lent Securities are outstanding, BNP must remit payment to the Fund equal to the amount of all dividends, interest or other distributions earned or made by the Lent Securities. BNP will pay to the Fund a fee for borrowing the securities that is calculated as a percentage of the difference between a fair market rate and a reference rate, with a guaranteed minimum annualized rate.

Under the terms of the Lending Agreement, the Lent Securities are marked to market daily, and if the value of the Lent Securities exceeds the value of the then-outstanding borrowings owed by the Fund to BNP under the Agreement (the “Current Borrowings”), BNP must, on that day, either (1) return Lent Securities to the Fund’s custodian in an amount sufficient to cause the value of the outstanding Lent Securities to equal the Current Borrowings; or (2) post cash collateral with the Fund’s custodian equal to the difference between the value of the Lent Securities and the value of the Current Borrowings. If BNP fails to perform either of these actions as required, the Fund will recall securities, as discussed below, in an amount sufficient to cause the value of the outstanding Lent Securities to equal the Current Borrowings. The Fund can recall any of the Lent Securities and BNP shall, to the extent commercially possible, return such security or equivalent security to the Fund’s custodian no later than three business days after such request. If the Fund recalls a Lent Security pursuant to the Lending Agreement, and BNP fails to return the Lent Securities or equivalent securities in a timely fashion, BNP shall remain liable to the Fund’s custodian for the ultimate delivery of such Lent Securities, or equivalent securities, and for any buy-in costs that the executing broker for the sales transaction may impose with respect to the failure to deliver. The Fund also has the right to apply and set-off an amount equal to one hundred percent (100%) of the then-current fair market value of such Lent Securities against the Current Borrowings. In addition, the Fund is a beneficiary of an irrevocable guaranty issued by BNP’s parent, BNP Paribas, a French banking institution that meets the definition of “eligible foreign custodian” under Rule 17f-5 of the Investment Company Act of 1940. Under the terms of the guaranty, BNP Paribas has agreed to guarantee the obligation of BNP to pay to the Fund any cash or securities owed under the terms of the Lending Agreement. The guaranty does not create any rights or grant any remedies to any person other than the Fund and other persons who are defined as beneficiaries under the guaranty. The Fund will exercise its set-off rights, or will exercise its rights under the guaranty, when in accordance with its business discretion, it believes that doing so is in the best interests of the Fund and its shareholders. The Fund’s board of Trustees, including its independent Trustees, has determined that the financing package is in the best interest of the Fund.

Mr. Larry Greene
February 18, 2010

8.	Comment: On page 2 of the prospectus the Fund discusses Dividends and Distributions on Common Shares. Please advise the staff supplementally whether the regular monthly dividends include any return of capital to shareholders. In addition, please clarify the first paragraph to note explicitly, if correct, that there were two dividends paid in January 2006 and January 2009: the regular monthly dividend and a second, special dividend.

Response: The Fund has paid monthly distributions during the current fiscal year that were estimated to be sourced, in part, from a return of capital, which is disclosed to shareholders on the notice delivered in accordance with Section 19(a) of the 1940 Act. However, distributions are subject to re-characterization for tax purposes after the end of the fiscal year, and none of the Fund’s distributions have included a return of capital as determined on a tax basis.

The first paragraph of the section entitled “Dividends and Distributions on Common Shares” on page 2 of the prospectus has been revised as follows:
The Fund made special supplemental distributions, in addition to the regular monthly distributions, of $0.0250 in January 2006 and of $0.0561 in January 2009.
9.	Comment: In the last paragraph on page 2 of the prospectus, the Fund notes that it may pay a portion of the dividends as a return of capital. Please advise the staff supplementally whether there are any limits imposed on the ability of the Fund to make distributions of capital.

Response: As stated in the prospectus, the Fund currently intends to make monthly distributions to common shareholders at a level rate established by the Board of Trustees. Although there is technically no limit on the portion of those distributions that may be sourced from a return of capital, the Fund first looks to net investment income and net realized short-term capital gains to maintain a level distribution rate. To date, the Fund has not “returned capital” as determined on a tax basis during any calendar year.

10.	Comment: The last sentence of the first full paragraph on page 4 of the prospectus (“In addition, it is not contemplated....”) appears to indicate that the level distribution policy will continue unchanged if the Fund implements its Managed Dividend Policy. Please explain to the staff supplementally whether these two policies are mutually exclusive, or whether they can be combined. Given that implementation of the Managed Dividend Policy will allow the Fund to deviate from the terms of its present policy, please clarify that sentence either to note in which ways the level distribution

Mr. Larry Greene
February 18, 2010

policy will change in respect to the managed distribution order, or to note the specific parameters of the level distribution policy that will remain unchanged.

Response: The Fund’s current level distribution policy and the Managed Dividend Policy permitted under the order granted by the Commission are not mutually exclusive. The term “level distribution policy” refers generally to the Fund’s intention to make monthly distributions to common shareholders at a level rate established by the Board of Trustees, whereas the Managed Dividend Policy that may be implemented in reliance on the order refers the Fund’s ability to source those distributions, in whole or in part, from long-term capital gains as frequently as twelve times each year, rather than only once per year as prescribed by Section 19(b) of the 1940 Act. Implementing a Managed Dividend Policy would give the Fund additional flexibility to maintain a level distribution rate and, as stated in the prospectus, would not be expected to alter the terms of the current level distribution policy. We believe the current disclosure adequately describes the Fund’s current policy and the potential effects of implementing a Managed Dividend Policy. For the foregoing reasons, we respectfully decline to make the requested change.

11.	Comment: On page 7 of the prospectus, the Fund states that “Because Calamos’ management fee is based upon a percentage of the Fund’s managed assets, which include assets attributable to any outstanding leverage, Calamos’ fee is higher when the Fund is leveraged and Calamos will have an incentive to leverage the Fund.” Please consider re-writing this sentence to highlight the conflict of interest that is present in this arrangement.
Response: We note that Calamos owes a fiduciary duty to the Fund and, as such, intends to use leverage only when it believes that leverage will serve the best interests of the Fund’s shareholders.

We believe that any potential conflict of interest is presently disclosed in the prospectus, namely that Calamos has an incentive to increase the leverage the Fund so as to increase its fees on managed assets. We believe that the current disclosure clearly identifies Calamos’ incentive to use leverage and that additional disclosure emphasizing that this incentive creates a conflict of interest would erroneously imply that leverage is always detrimental to common shareholders and beneficial to Calamos. For the foregoing reasons, we respectfully decline to make this change.

12.	Comment: Please amend the “Recent Market Events” risk disclosure on pages 12-13 of the prospectus to include, if appropriate, a reference to the fact that large scale governmental actions, including proposed regulatory reforms to the financial markets, have been taken, or are proposed to be taken, by the United States and other nations, and that these actions or proposed actions may affect the Fund.

Mr. Larry Greene
February 18, 2010

Response: The following sentences have been added to the “Recent Market Events” risk disclosure on pages 12-13 of the prospectus:
In addition, many governments throughout the world responded to the turmoil with a variety of significant fiscal and monetary policy changes, including but not limited to, direct capital infusions into companies, new monetary programs and dramatically lower interest rates. An unexpected or quick reversal of these policies could increase the volatility in the equity and debt markets.
13.	The following comments apply to the Fund’s fees and expenses table and expense example:
a.	Comment: The fees and expenses table currently has a line item entry related to “Offering Expenses Borne by the Fund (as a percentage of offering price).” Please clarify that these expenses are borne by common shareholders (as opposed to the Fund), and include the line item expense as a separate sub-heading under “Other Expenses.”

Response: As we noted in our response to the staff’s comments regarding post-effective amendment no. 2 to the registration statement on Form N-2 of Calamos Convertible Opportunities and Income Fund (file nos. 333-146945 and 811-21080), the “Offering Expenses Borne by the Fund” line item reflects an estimate of expenses to be borne by the Fund in connection with an anticipated offering of its shares, rather than a fee paid by shareholders. Accordingly, that line item was previously moved from under the “Shareholder Transaction Expense” heading in the fee table to distinguish it from those expenses. We believe that the line item’s current location continues to be the most appropriate place for the information.

b.	Comment: Footnote 5 to the fees and expenses table states that “Other Expenses are based on estimated amounts for the current fiscal year.” Please explain supplementally to the staff why these fees are not based upon last year’s expenses, and amend this footnote to reflect the correct presentation of fee estimates.

Response: As required by Instruction 6 to Item 3 of Form N-2, Other Expenses are based on estimated amounts for the current fiscal year. These estimated amounts are arrived at by reference to expenses actually incurred during the Fund’s previous fiscal year, but also may take into account other factors, including expenses incurred during the Fund’s current fiscal year-to-date.

Mr. Larry Greene
February 18, 2010

c.	Comment: The Fund lists total expenses in its fees and expense table of 2.91%. The Fund’s financial highlights show an expense ratio of 2.96% for the six month period ended April 30, 2009 (annualized). Please provide us with a supplemental explanation of the difference between these two figures, and if necessary amend the fees and expense table to reflect the correct number.

Response: As noted above in Comment 13.b., Other Expenses, a component of Total Annual Expenses, are estimated for the current fiscal year. By contrast, the amounts shown in the Fund’s financial highlights reflect expenses actually incurred during the six months ended April 30, 2009, on an annualized basis. For the foregoing reasons, the expense ratio shown in the Fund’s financial highlights may not always correspond with the Total Annual Expenses shown in the fee table.
14.	Comment: The discussion of portfolio managers on page 43 of the prospectus appears to refer to management of multiple portfolios (e.g., “...each respective Fund’s investment objective and strategy.”) Please amend this disclosure to clarify that the prospectus relates solely to the Fund.
Response: The relevant disclosure on page 43 of the prospectus has been amended as follows:
Team members generally may make trading decisions guided by the Fund’s investment objective and strategy.
15.	Comment: On page 44 of the prospectus, the Fund states that “Calamos has extensive experience investing in foreign markets through its convertible securities and high yield securities strategies.” Please provide the staff with information that forms the factual predicate for this assertion; in the alternative, please reword this sentence to soften the assertions made.
Response: In addition to serving as investment adviser of the Fund, Calamos is the investment adviser of several other closed- and open-end funds that invest, to varying degrees, in convertible and high yield securities, including securities of foreign issuers. The oldest such fund, Calamos Convertible Fund, commenced operations in 1985, with Calamos serving as the investment adviser of that fund since its inception. As such, we believe it is reasonable to state that Calamos has “extensive experience investing in foreign markets through its convertible securities and high yield securities strategies.”

Mr. Larry Greene
February 18, 2010

*          *          *          *          *
     We believe that this information responds to all of your comments. If you should require any additional information feel free to call me at 202.778.9220.
Very truly yours,
Eric S. Purple
Enclosures

Copies (w/encl.) to:	Stathy Darcy David P. Glatz (firm) Paulita A. Pike (firm)

[CALAMOS INVESTMENTS(R) LETTERHEAD]
Exhibit A
February 18, 2010
VIA EDGAR
Mr. Larry Greene
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E., Room 4700
Washington, D.C. 20549
Calamos Global Total Return Fund
333-146944
811-21547
     On behalf of Calamos Global Total Return Fund (the “Fund”), we hereby make the following representations:
(i)	the Fund is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

(ii)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Fund’s filings; and

(iii)	the Fund acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CALAMOS GLOBAL TOTAL RETURN FUND

By:	/s/ Stathy Darcy

Name:	Stathy Darcy
Title:	Secretary